HICH, Inc.

Consolidated Financial Statements &
Independent Auditor's Report
For the Years Ended December 31, 2024, and 2023

HICH, INC.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Integrität
Audit, Accounting & Advisory, LLC

1825 NW Corporate Blvd, Suite 110, Boca Raton, FL 33431
Office: 561-210-7284 | **Fax:** 561-325-8205
Email: info@integritatcpa.com | **Website:** www.integritatcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Hich, Inc

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Hich Inc. ("the Company", "Hich") as of the years end December 31, 2024, and 2023, and the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for the years end, December 31, 2024, and 2023, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of the years end December 31, 2024, and 2023, and the results of its operations and its cash flows for the years end December 31, 2024, and 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's losses from operations and accumulated deficit raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America (GAAS). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. We determined that there are no critical audit matters.

/S/ INTEGRITAT CPA (PCAOB ID 6624)

We have served as the Company's auditor since 2024.

Boca Raton, Florida

September 12, 2025

Hich, Inc.

Consolidated Balance Sheets

		HMN Standalone Balances*
	December 31,	
ASSETS	**2024**	**2023**
Current assets		
Cash and cash equivalents	$ 161,082	$ 11,841
Due from related parties	1,037	-
Total current assets	**162,119**	**11,841**
Non Current assets		
Software, net	9,510,260	-
Total Assets	**$ 9,672,379**	**$ 11,841**
LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY		
Current liabilities		
Accounts payable	$ 7,600	$ -
Total current liabilities	**7,600**	**-**
Non Current liabilities		
Due to related parties	1,064,845	**-**
Total Liabilities	**$ 1,072,445**	**$ -**
Commitments and contingencies	$ -	$ -
Stockholders' (deficit) equity		
Preferred stock, no par value; 400,000,000 shares authorized; no shares issued and outstanding as of December 31, 2024 and 2023.	$ -	$ -
Class A Common stock, no par value; 2,400,000,000 shares authorized; 9,948,333 shares issued and outstanding as of December 31, 2024 and no shares issued and outstanding on December 31, 2023. Class B Common stock, no par value; 400,000,000 shares authorized; 6,000,000 shares issued and outstanding as of December 31, 2024 and no shares issued and outstanding on December 31, 2023. On December 31, 2023 HMN standalone common stock has 200 shares authorized, issued and outstanding.*	5,576,600	2
Additional paid-in capital	54,750	50,748
Stock subscription receivable	(809)	
Stock subscription payable	4,060,800	
Accumulated deficit	(1,091,407)	(38,909)
Total stockholders' (deficit) equity	**$ 8,599,934**	**$ 11,841**
Total Liabilities and Stockholders' (Deficit) Equity	**$ 9,672,379**	**$ 11,841**

* Hich MN, Inc ("HMN") is a related party of Hich, Inc, as they are under the control of the same investor group. Hich, Inc, was incorporated on March 1, 2023 and began operations in May 2024. HMN was acquired on May 10, 2024, by Hich,Inc and retrospective reporting is required for HMN for the comparative year on a standalone basis, as there were no reportable balances for Hich, Inc.

The accompanying notes are an integral part of these consolidated financial statements.

Hich, Inc.
Consolidated Statements of Operations

	Year Ended December 31, 2024	HMN Standalone Balances* 2023
REVENUES, NET	**$ 11,784**	**$ -**
COST OF REVENUES	**802,826**	**5,363**
GROSS PROFIT/(LOSS)	**$ (791,042)**	**$ (5,363)**
OPERATING EXPENSES:		
General and administrative expenses	$ 128,347	$ 14,545
Compensation expense	14,586	-
Professional fees	65,982	17,328
Rent expense	13,388	1,482
Advertising	39,153	191
Total operating expenses	**261,456**	**33,546**
Net loss from operations	**(1,052,498)**	**(38,909)**
OTHER (INCOME) EXPENSE		
Total other (income) expense	**-**	**-**
Net loss before income taxes	(1,052,498)	(38,909)
Income taxes	-	-
Net loss	**$ (1,052,498)**	**$ (38,909)**
Basic and Dilutive earnings per share	$ (0.10)	$ (194.55)
Number of weighted average common shares outstanding	10,443,567	200

* Hich MN, Inc ("HMN") is a related party of Hich, Inc, as they are under the control of the same investor group. Hich, Inc, was incorporated on March 1, 2023 and began operations in May 2024. HMN was acquired on March 10, 2024, by Hich,Inc and retrospective reporting is required for HMN for the comparative year on a standalone basis, as there were no reportable balances for Hich, Inc.

The accompanying notes are an integral part of these consolidated financial statements.

Hich, Inc

Consolidated Statements of Stockholders' Equity (Deficit)

	Class A & B Common Stock Number of Shares	Class A & B Common Stock Amount	Additional Paid-in Capital	Stock Subscription Receivable	Stock Subscription Payable	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance, December 31, 2022, HMN Standalone Balances*	**-**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**
Founding shares	200	2	$ (2)	-	-		-
Capital contribution	-	-	80,750	-	-		80,750
Capital distribution	-	-	(30,000)	-	-		(30,000)
Net loss	-	-	-	-	-	(38,909)	(38,909)
Balance, December 31, 2023, HMN Standalone Balances*	**200**	**$ 2**	**$ 50,748**	**$ -**	**$ -**	**$ (38,909)**	**$ 11,841**
From the acquisition HICH, Inc is the surviving equity.	(200)	$ (2)	$ (50,748)	$ -	$ -	$ 38,909	(11,841)
HICH.MN acquisition	2,300,000	-	-	-	-	(38,909)	(38,909)
Capital contributions	-	-	54,750	-	-	-	54,750
Founding shares	1,800,000	1,600	-	(809)	-	-	791
Shares issued for cash	1,169,333	485,500	-	-	-	-	485,500
Shares issued for software acquisition	9,900,000	4,950,000	-	-	4,060,800	-	9,010,800
Stockbased compensation	279,000	139,500	-	-	-	-	139,500
Net loss	-	-	-	-	-	(1,052,498)	(1,052,498)
Balance, December 31, 2024	**15,448,333**	**$ 5,576,600**	**$ 54,750**	**$ (809)**	**$ 4,060,800**	**$ (1,091,407)**	**$ 8,599,934**

* Hich MN, Inc ("HMN") is a related party of Hich, Inc, as they are under the control of the same investor group. Hich, Inc, was incorporated on March 1, 2023 and began operations in May 2024. HMN was acquired on May 10, 2024, by Hich,Inc and retrospective reporting is required for HMN for the comparative year on a standalone basis, as there were no reportable balances for Hich, Inc.

The accompanying notes are an integral part of these consolidated financial statements

Hich, Inc.
Consolidated Statements of Cash Flows

	Year Ended December 31, 2024	HMN Standalone Balances* 2023
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (1,052,498)	$ (38,909)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities		
Stockbased compensation expense	139,500	
Amortization	500,540	-
Changes in operating assets and liabilities		
(Increase) decrease in assets:		
Due from related parties	(1,037)	-
Increase (decrease) in liabilities:		
Accounts payable	7,600	-
Net cash provided by (used in) operating activities	(405,895)	(38,909)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net cash provided by (used in) investing activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions	54,749	50,750
Proceeds from issuance of shares	485,500	-
Proceeds from loans and advances from related parties	14,886	-
Net cash provided by (used in) financing activities	555,135	50,750
Net increase (decrease) in cash and cash equivalents	149,240	11,841
CASH, beginning of year	11,841	-
CASH, end of year	$ 161,081	$ 11,841
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for:		
Interest	$ -	$ -
Taxes	$ -	$ -
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Founding shares issued shares stock subscription receivable owed	$ 809	$ 2
Purchase of Software by the issuance of stock, assuming stock subscription payable and an amount owed to a related party.	$ 10,010,800	$ -
HMN acquisition for the issuance of common stock	$ 52,330	$ -

* Hich MN, Inc ("HMN") is a related party of Hich, Inc, as they are under the control of the same investor group. Hich, Inc, was incorporated on March 1, 2023 and began operations in May 2024. HMN was acquired on May 10, 2024, by Hich,Inc and retrospective reporting is required for HMN for the comparative year on a standalone basis, as there were no reportable balances for Hich, Inc.

The accompanying notes are an integral part of these consolidated financial statements.

Hich, Inc.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars)
For the years ended December 31, 2024 and 2023

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Hich, Inc. (the "Company" or "HI") is incorporated in the State of Florida with its principal office at 3800 American Blvd, W. Minneapolis MN 55431.

On May 10, 2024, the Company acquired 100% of Hich MN, Inc ("HMN") by the execution a share exchange agreement.

On May 10, 2024, the Company acquired a ride-sharing platform and mobile-based application that connects drivers and riders across the United States of America. The platform generates revenue through ride-hailing services, offering an innovative alternative to taxis and traditional private transportation, while providing equitable earning opportunities for riders and drivers. The Company commenced its operations in May 2024, with its corporate officers acting as key personnel responsible for the day-to-day management of the Company's affairs. Significant revenue activity began in October 2024.

Organizational and Offering Costs

Organizational and offering costs of the Company are initially being paid by key personnel on behalf of the Company and are considered contributed capital if there is no obligation to repay, or a related party debt if there is an obligation to repay. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants' and attorneys' fees. Such costs are incurred as an expense when owed.

NOTE 2. GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has only started generating revenues in the current year. During the year ended December 31, 2024, the Company incurred losses of $1,052,498 (December 31, 2023 - $38,909) and has negative cash flows from operating activities of $405,895 (December 31, 2023 - $38,909). These conditions raise substantial doubt about its ability to continue as a going concern for a period of twelve months from the issuance date of this report. However, the Company intends to file with the SEC for a Regulation A offering which allows it to raise capital of up to $75 million.

No assurances can be given that the Company will achieve success without seeking additional financing. There also can be no assurances that filing Form 1-A will result in additional financing or that any additional financing required can be obtained or obtained on reasonable terms acceptable to the Company. These consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Basis of presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America or (“U.S. GAAP”) as found in the Accounting Standards Codification (“ASC”), the Accounting Standards Update(“ASU”) of the Financial Accounting Standards Board (“FASB”) and are expressed in US Dollars and include the accounts of the Company and its wholly-owned subsidiary. All intercompany balances and transactions have been eliminated. Significant accounting policies applicable to the Company are summarized as follows:

Basis of consolidation

These financial statements include the accounts of Hich, Inc. and its wholly owned subsidiary, Hich MN, Inc.. Hich, Inc. holds a controlling interest in Hich MN, Inc.. Additionally, prior to the acquisition the entities were under common control. All intercompany transactions and balances have been eliminated in consolidation.

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. During the audit the principal estimates of the Company were the estimated useful life of the software, the fair value of shares issued as compensation and to acquire assets, and the reasonableness of the fair value of the assets acquired based on market information for similar assets.

Cash and cash equivalents

For purposes of reporting within the statement of cash flows, the Company considers all cash on hand, cash accounts not subject to withdrawal restrictions or penalties, and all highly liquid securities purchased with an original maturity of 90 days or less to be cash and cash equivalents.

Software Acquired for Internal Use

The Company accounts for acquired software in accordance with ASC 350-40, *Internal-Use Software*. Software acquired for internal use, including from related parties, is recognized as an intangible asset and capitalized at cost. Cost is measured as the aggregate fair value of consideration transferred, which may include the carrying amount of debt assumed or settled and the fair value of common shares issued or payable. For issuances of equity securities, the Company applies a practical expedient by referencing the most recent observable cash sales of its Common Stock to market participants at arm’s length, near the acquisition date. During the current year, such transactions were executed at $0.50 per share and were used to measure the fair value of shares issued in connection with the acquisition of software.

The capitalized software is amortized on a straight-line basis over its estimated useful life, which reflects the period of expected benefit to the Company’s operations. Amortization expense is included in the cost of revenue in the consolidated statements of operations.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Software Acquired for Internal Use (continued)

When software is acquired from unrelated or related parties (including shareholders and officers), the transaction is accounted for as a purchase of an intangible asset. Management evaluates the reasonableness of the purchase price by reference to market-participant assumptions, comparable transactions, and the estimated cost to develop equivalent functionality internally.

The Company's process for determining the reasonableness of the acquisition cost and useful life of software includes:

- Assessing fair value of consideration transferred, including equity issued.
- Benchmarking cost against comparable development expenditures or licensing arrangements.
- Considering the use of third-party specialists to validate assumptions and market comparability.

Management believes that the methods and assumptions applied are appropriate, reasonable, and consistently applied, and that related-party disclosures are adequate.

Related party disclosures

Under ASC 850 "Related Party Transactions" an entity or person is considered to be a "related party" if it has control, significant influence or is a key member of management personnel. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company, in accordance with the standard ASC 850 presents disclosures about related party transactions and outstanding balances with related parties, as applicable.

Fair value of financial instruments

In accordance with ASC 820 'Fair Value Measurement" the Company categorizes financial instruments in a 'fair value hierarchy'. The hierarchy categorizes the inputs used in valuation techniques into three levels. The hierarchy gives the highest priority to (unadjusted) quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The following are the three categories related to the fair value measurement of such assets or liabilities:

- Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date, it holds a position in a single asset or liability, and the asset or liability is traded in an active market.
- Level 2 inputs are inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Inputs are derived principally from or corroborated by observable market data by correlation or other means ('market-corroborated inputs').
- Level 3 inputs are unobservable for the asset or liability. An entity develops unobservable inputs using the best information available in the circumstances, which might include the entity's own data, taking into account all information about market participant assumptions that is reasonably available.

The Company has no financial instruments requiring hierarchy classification and disclosure.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stockholders' equity

The Company has authorized three classes of stock, Class A Common Stock, Class B Common Stock, and preferred stock. Both classes of Common Stock have equal rights to dividends and liquidation proceeds, subject to the rights of preferred stockholders. The voting rights vary between Class A and Class B Common Stock. The Company is authorized to issue 3,000,000,000 shares, consisting of 2,400,000,000 shares of Class A Common Stock, 200,000,000 shares of Class B Common Stock, and 400,000,000 shares of preferred stock (all with no par value).

Common stock
Holders of Common Stock are entitled to dividends if and when declared by the Board of Directors, subject to the rights of preferred stockholders. No cumulative dividend rights exist, and no sinking fund provisions apply.

Because the Company's Common Stock has no par value, proceeds from the issuance of Common Stock are recorded entirely to the Common Stock account. Direct issuance costs are recorded as a reduction of stockholders' equity.

Class A Common Stock carries one vote per share, while Class B Common Stock carries ten votes per share and is convertible into Class A on a one-for-one basis.

Preferred stock
Preferred stock is generally classified as stockholders' equity. However, if preferred shares contain redemption features that are outside the control of the Company (e.g., mandatorily redeemable or redeemable at the option of the holder), such shares are classified as temporary equity in accordance with ASC 480, *Distinguishing Liabilities from Equity*.

Dividends on preferred stock are recognized when declared by the Board of Directors. Any cumulative unpaid dividends are disclosed in the notes to the financial statements.

Subject to the Board of directors' determination, preferred stock may be issued in one or more series, could be assigned rights, preferences, privileges, including dividend rights, conversion features, redemption features and voting rights. Currently no other conditions exist for preferred stock.

Stock subscriptions payable
Stock subscriptions payable represents the Company's obligation to issue shares of its stock pursuant to executed subscription agreements. This liability arises either (i) when cash or other considerations have been collected from investors in advance of issuing shares, or (ii) when the Company is contractually obligated to issue shares subject to collection of subscription receivables. Upon issuance of the shares, the balance is reclassified from stock subscriptions payable to the appropriate equity account.

Stock subscriptions receivable
Stock subscriptions receivable represents amounts due from investors or stockholders for shares issued or subscribed but not fully paid. Consistent with SEC Regulation S-X Rule 5-02.30, subscriptions receivable is presented as a contra-equity account within stockholders' equity until such amounts are collected in cash or otherwise settled.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stockholders' equity (continued)

Additional Paid-In Capital (APIC)
The Company's common and preferred stock are issued with no par value, proceeds from stock issuances are recorded entirely to common stock or preferred stock accounts. To the extent issuance costs are incurred, such costs are deducted from the additional paid-in-capital. Any additional equity contributions from stockholders are recorded in APIC.

Treasury Stock
If the Company repurchases its own shares, the cost of those shares is recorded as treasury stock, a reduction of stockholders' equity. Treasury shares do not receive dividends and are not entitled to vote. There were no repurchases of shares in 2024.

Basic and diluted earnings per share

Under ASC 260-10-55 "Earnings Per Share," the Company presents basic and diluted earnings (loss) per-share ("EPS") amounts on the face of the consolidated statements of operations. Basic EPS is computed by dividing income (loss) available to common stockholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) during the period. Shares issued during the period and shares reacquired during the period are weighted for the portion of the period they were outstanding. The computation of diluted EPS is similar to the computation of basic EPS except that the denominator for dilutive EPS is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. There were no potentially dilutive securities outstanding on December 31, 2024, as no instruments were issued and outstanding that were convertible or exercisable into common shares.

If the number of common shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split or recapitalization, the reporting entity should adjust the computations of basic and diluted EPS retroactively for all periods presented to reflect that change in capital structure. If changes in common stock resulting from stock dividends, stock splits, reverse stock splits or recapitalization occur after the close of the period but either (1) before issuance of the financial statements, or (2) before the effective date of the registration statement, whichever is later, as applicable, the per-share computations for those and any prior period financial statements presented should be based on the new number of shares. If per-share computations reflect such changes in the number of shares, ASC 260-10-55 requires disclosure of those changes, including the retroactive treatment, explanation of the change made, and the date the change became effective.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to tax net operating loss carry forwards. The deferred tax assets and liabilities represent the future tax return consequences of these differences, which will either be taxable or deductible when assets and liabilities are recovered or settled, as well as operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established against deferred tax assets when in the judgment of management, it is more likely than not that such deferred tax assets will not become available. Because the judgment about the level of future taxable income is dependent to a great extent on matters that may, at least in part, be beyond the Company’s control, it is at least reasonably possible that management’s judgment about the need for a valuation allowance for deferred taxes could change in the near term.

Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement. A liability for “unrecognized tax benefits” is recorded for any tax benefits claimed in the Company’s tax returns that do not meet these recognition and measurement standards. As of December 31, 2024, and 2023, no liability for unrecognized tax benefits was required to be reported.

Revenue Recognition

The Company recognizes revenue under ASC 606, *Revenue from Contracts with Customers*. The core principle of ASC 606 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer
– For rider transactions, a contract exists when a rider accepts the fare and cancellation terms presented through the HICH App, which typically occurs upon pickup.
– For corporate accounts, a contract exists when an agreement is executed for transportation services at an agreed-upon rate, generally invoiced periodically.

Step 2: Identify the performance obligations in the contract
– The Company’s performance obligation is to provide access to its platform and ensure that a completed ride is delivered to the rider.
– Each ride provided represents a distinct performance obligation.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued)

Step 3: Determine the transaction price
– For rider transactions, the transaction price is the fare charged to the rider at the time of booking, inclusive of related fees.
– For corporate accounts, the transaction price is based on the agreed contractual rate for completed rides.

Step 4: Allocate the transaction price to performance obligations
– As each contract contains a single performance obligation, no allocation is required.

Step 5: Recognize revenue when the Company satisfies a performance obligation
– Revenue is recognized upon completion of a ride, which is the point in time at which the Company's performance obligation is satisfied.
– For corporate accounts, revenue is recognized upon completion of rides and invoicing in accordance with contract terms.

Principal vs. Agent Consideration
The Company has evaluated its role in rider transactions and concluded that it acts as the principal, as it controls the service of arranging and providing the transportation for the customer. Accordingly, the Company recognizes revenue on a gross basis, representing the total fare charged to the rider. Payments remitted to drivers are recognized as cost of revenues. Cost of revenues is comprised of drivers' pay and business insurance needed for operations. Net revenue is comprised of gross revenue less discounts, refunds, chargebacks and adjustments.

Payment and Collectability
The fares from individual riders are collected electronically through a third-party payment platform at the time of ride completion. For corporate accounts, payments are typically made via credit card or ACH after invoicing. Payments are collected through established third-party payment platforms and exposure to credit risk is minimal.

Refunds and Chargebacks
Adjustments for chargebacks, disputes, or refunds are recorded as a reduction of revenue in the period in which they occur. The Company relies on reporting from third-party payment platform to ensure revenue completeness and proper cutoff.

(Expressed in U.S. dollars)

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued)

Disaggregated Revenue Disclosure

For the year ended December 31, 2024, the Company generated revenues from the following sources:

- Rider transactions (gross fares collected from individual riders): $12,893
- Corporate contracts (gross fares invoiced under agreements with businesses): $5,659

All revenues for the year ended December 31, 2024, were derived from operations in Minnesota, United States of America.

Fiscal year ended December 31, 2024

Particulars	Contract rides	App rides	Total
Gross revenue	$ 5,659	$ 12,893	$ 18,552
Discount	1,982	4,786	6,768
Net revenue	**$ 3,677**	**$ 8,107**	**$ 11,784**

Cost of Revenue

Cost of revenue includes all direct and indirect costs incurred to deliver services to customers. These typically consist of driver partner payments, insurance expenses, amortization of platform-related assets, and licensing fees.

Please refer below to the Segment Reporting note for the cost of revenue summary by type.

At the inception of the business, these costs are significant due to the need for comprehensive insurance and advanced technology infrastructure. These costs are essential not only for scaling but for operating effectively. While they may remain fairly stable over time, revenues and gross profits are expected to improve as the Company captures greater market share and expands its customer base.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Segment Reporting

The Company has determined its operating segments in accordance with ASC 280, *Segment Reporting*, and the enhanced disclosure requirements introduced by ASU 2023-07, Segment Reporting – Improvements to Reportable Segment Disclosures.

Operating segments are defined as components of an enterprise for which discrete financial information is available and evaluated regularly by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources and assess performance. The Company's CODM is its Chief Executive Officer.

Based on the manner in which the CODM reviews financial information and allocates resources, for the year ended December 31, 2024, the Company has identified the following two reportable segments:

1. ***Ridesharing Segment*** – This segment represents the operations of the Company's platform, which connects drivers and riders through the Company's proprietary application to facilitate completed rides. Revenue is generated primarily from fares charged to riders and platform fees.

   Significant expenses reviewed by the CODM for this segment include:
   - General and administrative expenses: Bank charges, computer hosting, internet and software, meals and entertainment, merchant account fees, office supplies, utilities, wireless telephone costs, travel, fuel, and vehicle repairs and maintenance.
   - Compensation expense: Rent paid on behalf of officers as part of their compensation.
   - Professional fees: Accounting, legal and other professional services.
   - Rent expense: Rent of co-workspace.
   - Advertising: Promotion of the Company's services.

2. ***Holding Segment*** – This segment includes the activities of the parent company, which are not directly attributable to the Ridesharing Segment. The Holding company does not generate operating revenues. The Holding company had minimal operating expenses. Only expenses reviewed by the CODM which was relevant for this segment, include general and administrative expenses for bank service charges in the amount of $40.

   The CODM evaluates segment performance primarily based on operating income (loss). This measure is reviewed regularly in internal management reports and is consistent with the measurement principles used in the Company's consolidated financial statements. Segment assets are reviewed for resource allocation purposes. The accounting policies of the segments are consistent with those described in the summary of significant accounting policies. Intercompany transactions and balances are eliminated in consolidation.

The following table presents summarized financial information by reportable segment for the year ended December 31, 2024:

(Expressed in U.S. dollars)

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Segment Reporting (continued)

Year Ended December 31, 2024	**Ridesharing Segment**	**Holding Segment**	**Consolidated**
Individual rider revenue	$ 12,893	$ -	$ 12,893
Rider revenue - corporate contracts	5,659	-	5,659
Gross revenue	18,552	-	18,552
Discounts			
Individual rider discounts	(4,786)	-	(4,786)
Rider discounts - corporate contracts	(1,982)	-	(1,982)
Total discounts	(6,768)	-	(6,768)
Net revenue	11,784	-	11,784
Cost of revenue:			
Hich driver pay	(149,997)	-	(149,997)
Insurance	(105,352)	-	(105,352)
Amortization expense	(500,540)	-	(500,540)
TNC licensing Fees	(46,937)	-	(46,937)
Total cost of revenue	(802,826)	-	(802,826)
Gross profit/(loss)	(791,042)	-	(791,042)
General and administrative expenses	(128,307)	(40)	(128,347)
Compensation expense	(14,586)	-	(14,586)
Professional fees	(65,982)	-	(65,982)
Rent expense	(13,388)	-	(13,388)
Advertising	(39,153)	-	(39,153)
Total operating expense	(261,416)	(40)	(261,456)
Operating income/(loss)	$ (1,052,458)	$ (40)	$ (1,052,498)
Total assets	$ 9,574,213	$ 98,166	$ 9,672,379

All revenues were generated in Minnesota, United States of America. No changes were made to the measurement methods used for segment reporting during the year. No asymmetrical allocations were applied.

(Expressed in U.S. dollars)

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, "Disaggregation of Income Statement Expenses", which requires companies to provide new financial statement disclosures disaggregating prescribed expense categories within relevant income statement expense captions. This amendment is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, on a prospective basis and early adoption and retrospective application is permitted. The Company is currently assessing the impact of adopting this standard on the consolidated financial statements.

In November 2024, the FASB issued ASU 2024-04, "Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments", which seeks to clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as induced conversions. This amendment is effective for annual periods beginning after December 15, 2025, and for interim periods within fiscal years beginning after December 15, 2026. The Company is currently evaluating the impact of this standard on the consolidated financial statements.

Management has evaluated other recently issued accounting pronouncements and does not believe that any of these pronouncements will have a significant impact on the consolidated financial statements and related disclosures.

NOTE 4. CONCENTRATION AND CREDIT RISK

Financial instruments, which are potentially subject to credit risk, consist principally of cash. Cash deposits are maintained by a financial institution in the USA, that is credit-worthy. The Company maintains all cash with banks each insuring up to $250,000 by the Federal Deposit Insurance Corporation. The Company at inception adopted a policy to closely monitor economic and regulatory conditions as it relates to federally uninsured balances, to promptly mitigate risks. No deposits were held with a financial institution in excess of federally insured limits on December 31, 2024, 2023 and during these years. During 2023, the Company's only source of capital to initiate and sustain operations was from its sole shareholder. On December 31, 2024, debt representing 10% or more of total debt outstanding was owed to a single related party, Rahul Rajendran, Chief Executive Officer ("CEO") in the amount of $1,000,000. On December 31, 2024, two related parties were owed stock issuances valued at $4,060,800, the CEO was owed $3,800,000 and Robert Cass, Chief Operating Officer ("COO") was owed $260,800.

NOTE 5. SOFTWARE

On May 10, 2024, the Company acquired proprietary software rights from related parties, Mohammed Sheikh Yusuf, President; CEO; Mustafa Sheikh, Chief Marketing Officer ("CMO"); and COO. The software was transferred to the Company in exchange for the issuance of common stock in the Company as follows:

- The President received 1,000,000 shares of Class A common stock and 3,000,000 shares of Class B common stock at a market value of $0.50 per shares.

- The CEO received 1,000,000 shares of Class A common stock and 3,000,000 shares of Class B common stock at a market value of $0.50 per share.

(Expressed in U.S. dollars)

NOTE 5. SOFTWARE (CONTINUED)

- The CMO received 1,500,000 shares of Class A common stock at a market value of $0.50 per share.

- The COO received 400,000 shares of Class A common stock at a market value of $0.50 per share.

As a practical expedient, the Company determined the market price of shares issued as consideration for software from the share price of stock issuances for cash at arm's length, which occurred within the period of these issuances.

In addition, the Company assumed a liability owed to the CEO in the amount of $1,000,000 and the Company assumed the stock subscription payable to the CEO valued at $3,800,000 and the COO valued at $260,800.

The aggregate capitalized cost of the software was $10,010,800. The Company determined the estimated useful life of the software to be five (5) years. The software was placed in service on October 1, 2024, and amortization expense of $500,540 was recognized during the year ended December 31, 2024.

As of December 31, 2024, the net book value of the software was $9,510,260.

NOTE 6. ACQUISITION OF HICH MN, INC.

On May 10, 2024, the Company acquired 100% of Hich MN, Inc. through a share exchange agreement, issuing the following shares to the shareholders of Hich MN, Inc..

- The President of the Company received 500,000 shares of Class A Common Stock.

- Mohamed Hassan, Chief Accounting Officer ("CAO") of the Company received 600,000 shares of Class A Common Stock.

- Mohamed Farah, Head of Niche Business ("HNB") of the Company received 600,000 shares of Class A Common Stock.

- Shibu Abraham, Chief Financial Officer ("CFO") of the Company received 600,000 shares of Class A Common Stock.

As the transaction was between entities under common control, shares issued were valued at the net liability of Hich MN, Inc..

In accordance with ASC 805, the assets and liabilities of Hich MN, Inc. were recorded at their carrying amounts, with the difference adjusted to Additional Paid-in Capital (APIC). No goodwill or bargain purchase gain is applicable.

NOTE 7. RELATED PARTY TRANSACTIONS

On May 10, 2024, the Company acquired software from a related party. See Note 5.

On May 10, 2024, the Company acquired Hich MN, Inc., an entity under common control. See Note 6.

(Expressed in U.S. dollars)

NOTE 7. RELATED PARTY TRANSACTIONS (CONTINUED)

At the initial stages of operations, the Company obtained customer collections through a merchant account of a related party. The balance due from this related party on December 31, 2024, was $1,037.

From time-to-time, the Company would obtain advances or have expenses paid on its behalf by a related party. These amounts are non-interest bearing and due on demand. The amount due to the President on December 31, 2024, for such transactions was $64,845.

NOTE 8. COMMITMENTS AND CONTINGENCIES

Legal contingencies

From time to time, the Company may be a defendant in pending or threatened legal proceedings arising in the normal course of its business. Management is not aware of any pending, threatened or asserted claims.

Others

The Company has amounts owed to related parties for stock subscription payable valued at $4,060,800 and debt amounting to $1,000,000 in relation to the acquisition of proprietary software rights. See Note 5.

The Company rents a business address from an unrelated third-party co-working office space provider. The rental arrangement varies based on the type of service utilized, which may include a basic mailing address, shared office space, or private office facilities. Monthly rent payments can range approximately from $300 to $2,845, depending on the services utilized. The lease is cancellable at any time by either party, and there is no contractual obligation or intention to extend the lease beyond 12 months. The Company has elected the short-term lease exemption under ASC 842 for this class of asset and therefore does not recognize a right-of-use asset or lease liability for this arrangement.

Payments are made monthly as invoiced.

Total rent expense incurred for the years ended December 31, 2024, and December 31, 2023, was $13,388 and $1,482, respectively.

NOTE 9. STOCKHOLDERS' EQUITY

The Company's amended and restated articles of incorporation authorizes the issuance of Class A Common Stock and Class B Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion. Holders of Class A Common Stock are entitled to one vote per share, and holders of Class B Common Stock are entitled to 10 votes per share. Shares of Class B Common Stock are convertible into an equivalent number of shares of Class A Common Stock and generally convert into shares of Class A Common Stock upon transfer. Any dividends paid to the holders of Class A Common Stock and Class B Common Stock will be paid on a pro rata basis. Upon liquidation and winding up of the Company, the shares of Class B Common Stock shall be entitled to receive on a per share basis the amount payable with respect to the shares of Class A Common Stock as if its shares of Class B Common Stock were converted into Class A Common Stock.

(Expressed in U.S. dollars)

NOTE 9. STOCKHOLDERS' EQUITY (CONTINUED)

Hich MN, Inc.

Hich MN, Inc. has 200 authorized shares of Common Stock. On October 15, 2023, the founder of the company issued 200 founding shares at a par value per share of $0.01 for no consideration. During 2023 the only founder and shareholder of the Company contributed $80,750 in cash deposits and payments made on behalf of the Company and took capital distributions totaling $30,000. Common Stock and additional paid-in capital on December 31, 2023, were $2 and $50,748 respectively.

Hich Inc. Consolidated

Class A Common Stock

During the year 2024, the following Class A Common Stock were issued for cash consideration:

- 673,333 shares were issued at $0.375 per share to related parties.
- 406,000 shares were issued at $0.50 per share to unrelated parties.
- 90,000 shares were issued at $0.3333 per share to related parties.

On January 01, 2024, 1,800,000 shares of Class A Common Stock were issued to founders at $0.001 per share.

On May 10, 2024, the following Class A Common Stock were issued as consideration for the software acquisition and the acquisition of Hich MN, Inc.:

- 2,300,000 shares issued valued at $0 per share for the acquisition of Hich MN Inc..
- 3,900,000 shares issued valued at $0.50 per share as consideration for the software acquisition.

On December 12, 2024, 279,000 shares of Class A Common Stock were issued as stock-based compensation valued at $0.50 per share.

Class B Common Stock

On May 10, 2024, 6,000,000 shares of Class B Common Stock were issued as consideration for the software acquisition valued at $0.50 per share.

Preferred Stock

As at December 31, 2024, the Company had no shares of preferred stock issued and outstanding.

Classes Of Common Stock Outstanding

As at December 31, 2024, the Company had 9,448,333 shares of Class A Common Stock and 6,000,000 shares of Class B Common Stock issued and outstanding.

(Expressed in U.S. dollars)

NOTE 10. STOCK-BASED COMPENSATION

The Company intends to establish a stock option plan to compensate drivers and other service providers. In 2024, the Company reserved 6,000,000 shares of Class A common stock for issuances under the proposed plan. However, as of December 31, 2024, the plan had not been formally approved or adopted.

During the year ended December 31, 2024, the Company issued 279,000 shares of Class A Common Stock as compensation to drivers pursuant to various informal arrangements. These issuances were made independent of the 6,000,000 shares reserved for the proposed stock option plan. The compensation cost associated with these issuances has been recognized as stock-based compensation expense in the accompanying financial statements, was valued at $139,500 based on the shares issued for cash at arm's length within the period of these issuances.

NOTE 11. INCOME TAXES

For the tax years ended December 31, 2024, and 2023, there was no provision for income taxes and deferred tax assets have been entirely offset by valuation allowances.

As of December 31, 2024, and 2023, the Company had net operating loss carry forwards of approximately $1,052,498 and $38,909, respectively. Carry-forward losses expire through the year 2044. The Company's net operating loss carry-forwards may be subject to annual limitations, which could reduce or defer the utilization of the losses as a result of an ownership change as defined in Section 382 of the Internal Revenue Code.

The Tax Cuts and Jobs Act was enacted on December 22, 2017, which reduced the U.S. corporate statutory tax rate from 35% to 21% beginning on January 1, 2018. The effective tax rate used by the Company in determining the deferred tax assets are as follows: Federal is 21% and State of Minnesota is 9.8%.

	For the years ended December 31,	
	2024	2023
Net loses before taxes	$ (1,052,498)	$ (38,909)
Adjustments to arrive at taxable income/loss:	-	-
Permanent differences:	-	-
Temporary differences:	-	-
Taxable loss	(1,052,498)	(38,909)
NOL carried forward prior year (tax return)	(38,909)	-
NOL carried forward current year	(1,052,498)	(38,909)
NOL carried forward at year end	(1,091,407)	(38,909)
Deferred tax asset - Federal rate (21%)	(229,195)	(8,171)
Deferred tax asset - State rate (9.8%)	(106,958)	(3,813)
Total deferred tax asset	(336,153)	(11,984)
Valuation allowance	(336,153)	(11,984)
Deferred tax per books	-	-

(Expressed in U.S. dollars)

NOTE 11. INCOME TAXES (CONTINUED)

In assessing the ability to realize the deferred tax asset, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the tax benefits become deductible. The Company has not received any notifications from the IRS. Reported tax benefits and valuation allowances are the Company's best estimate of its tax positions and have not been reviewed by the taxing authority. The 2024 tax return was filed at the time the financial statements was issued.

The returns filed from the year 2023 to current are subject to examination by the IRS.

NOTE 12. SUBSEQUENT EVENTS

The Company has evaluated the financial statements for subsequent events through September 12, 2025, the date these financial statements were issued. Based on this evaluation, the Company determined that the following material subsequent events require disclosure in the financial statements.

On January 7, 2025, the Company acquired HICH Transport LLC, a related party incorporated on October 11, 2023, in the State of Minnesota. The companies were under common control.

Consideration paid for the acquisition was:

- The President received 200,000 shares of Class A Common Stock.
- A related party received 100,000 shares of Class A Common Stock.
- The CEO received 200,000 shares of Class A Common Stock.
- The CMO received 200,000 shares of Class A Common Stock.
- The HNB received 300,000 shares of Class A Common Stock.

The net asset value of HICH Transport LLC at the date of acquisition was $2,457.

The Company issued 430,000 shares of Class A Common Stock to various related and unrelated parties at a price of $0.50 per share, resulting in total cash proceeds of $215,000.

The Company issued 644,000 shares of Class A Common Stock to its drivers as part of a stock-based compensation plan.